FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on 2007 interim results of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on August 22, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Li Fushen

By  /s/ Mok Kam Wan

Name:                      Li Fushen and Mok Kam Wan

Title:                      Joint Company Secretaries

Date: September 12, 2007

3

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

2007 INTERIM RESULTS ANNOUNCEMENT

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2007, the Company continued to proactively pursue its strategic transformation to become a “broadband communications and multimedia services provider” and achieved remarkable results. Revenue from our high-growth businesses grew rapidly at a growth rate of 39.4% in the first half of 2007, reaching RMB13,029 million. We are confident that the Company will persistently increase value for its shareholders as we progress towards our strategic goals.

Strategic Transformation

China’s telecommunications industry has experienced a drastic turn since 2006. As a result of increasing mobile substitution, fixed-line operators have seen revenue growth slow down drastically and in some cases all but disappear. The trend was further accelerated in the first half of 2007 as mobile telecommunications services providers continued to aggressively adjust their tariff and marketing strategies, prompting us to accelerate our transformation.

As you know by now, this transformation strategy is focused on “broadband and broadband-enabled services”. Leveraging technological progress and network convergence, the Company is committed to deliver broadband access and bandwidth-intensive content and applications to individual customers and ICT services to business customers to meet changing market demand. We aim to become a “leading ICT service provider in China” and a “network information & communication expert” for our government and corporate customers.

In the first half of 2007, our strategic transformation progressed satisfactorily. Our broadband subscriber base continued to grow rapidly. The total number of broadband subscribers increased from 12,968 thousand in the same period last year to 17,123 thousand, representing an increase of 32.0%. Revenue from ICT services contributed 3.5% towards total revenue, while the contribution of the high-growth businesses towards total revenue grew to 32.0% from 23.1% a year earlier, representing an increase of 8.9 percentage points.

As a century-old traditional telecommunications operator we are facing unprecedented challenges in our transformation. As we move from a fixed-line, voice centric focus into the new broadband content and applications and IT regimes, we are facing new competitors that are technologically ahead and have accumulated extensive market experience. We need to create demand and anticipate changing customer needs effectively, innovate faster, master marketing techniques and customer service and use all our resources more effectively so we can fund our future while continuing to increase shareholder value. Our organizational structure and corporate culture need to change so that we can reinforce our core competitiveness in this new environment. I am confident that we have the necessary vision, the ability and the will to reform ourselves and inject vitality into this time-honored company.

Olympic Opportunities

As an official partner of the Beijing 2008 Olympic Games, we have shaped and pursued our “Broadband Olympics” vision to make the Beijing 2008 Olympic Games the first “Broadband Olympics” and “Digital Olympics” in history. After more than two years of intense preparation, we are close to turning our vision into reality. On July 25, 2007, we launched the “Broadband Olympics” products series, which enable us to best meet customer demand for network stability, security and convenience to the fullest possible extent and more importantly, to create demand and satisfy the diversified needs of our subscribers for Olympics-related telecommunications, content and applications, and IT support services, and to promote rapid growth in the broadband and ICT businesses. These products address the diversified needs of all our customers and provide:

●
Convenient, high-speed and reliable Internet access through a seamless network and include Olympic broadband cards which provide users with high-speed Internet access anytime anywhere; VLAN-based private networks for news agencies with real-time multimedia feeds; and Olympic high-definition video transmission;

●
Diversified and exclusive broadband contents to our subscribers to stimulate and satisfy the demand for Olympics-related content and applications of the public. e.g., CNC MAX Olympic channel, “Hello 2008” Olympic content push.

●
Reliable telecommunications and high quality integrated solutions to BOCOG and the media, and integrated solutions to business customers looking to grow and build their brands through the Olympics. Our products include Olympic Call Center, Olympic Network Surveillance System, Olympic Events Management System, Olympic Fixed-line Telecommunications Command System, 2008 Smart Traffic, and 2008 Convenient Medicare.

As our Olympic products allow our individual customers to learn, experience and enjoy our Olympic telecommunications services, we expect to gain recognition as a high quality and reliable “broadband communications and multimedia services provider”. Furthermore, the Olympics are a unique opportunity to enhance our ability to offer IT-CT integrated solutions to government and corporate customers and establish ourselves as a “leading ICT service provider in China” while providing comprehensive and high quality telecommunications solutions to BOCOG, the media and our business customers.

The implementation of our “Broadband Olympics” vision will help us achieve great progress in our transformation into a “broadband communications and multimedia services provider”.

Corporate Governance Improvement

In the first half of 2007, the Board continued to refine the Company’s corporate governance. Based on the results of the performance assessment of the Board and its Directors in 2006, the Company has developed a focused plan to enhance the performance of the Board. A specific training program will allow both internal and external Directors to gain a deeper understanding of the Company’s operations and of their responsibilities and obligations under the rules of the various stock exchanges where the shares of the Company are listed. The Board has also begun in-depth research in areas such as Director selection and succession procedures, as well as management succession planning and compensation. This will allow the Company to develop open and transparent Director selection and succession processes and more effectively appraise the performance and potential of senior executives.

Changes of Directors and Management

On July 12, 2007, Dr. Edward Tian Suning resigned from his positions as Non-Executive Director and Vice President as well as member of the Strategy Committee of the Board. On the same day, Mr. Miao Jianhua also resigned from his positions as Executive Director and Chairman and member of the Supervision Committee of the Board. On the same day, Ms. Li Jianguo was appointed Executive Director and Chairman and member of the Supervision Committee. The Board fully acknowledges and value the outstanding contributions made by Dr. Edward Tian Suning and Mr. Miao Jianhua during their service on the Board, and welcome Ms. Li Jianguo as a member of the Board.

Prospects

In the second half of 2007, the Company will continue to pursue innovation and growth. In support of its transformation into a “broadband communications and multimedia services provider”, the Company will continue to reform its organizational structure, operation model, human resources structure and corporate governance and reinforce core competitive advantages in a new competitive landscape. We firmly believe that only continuous innovation will enable the Company to compete and enhance value for its shareholders.

Last but not least, I would like to extend our most sincere gratitude to all of you for your support and trust.

Zhang Chunjiang
Chairman

Hong Kong, August 22, 2007

CHIEF EXECUTIVE OFFICER’S STATEMENT

Dear Shareholders,

In the first half of 2007, the major business strategies of the Company were to vigorously develop its high-growth businesses, stabilize its traditional fixed-line business, refine management quality and improve cash flow. The first half of 2007 witnessed escalating imbalances in the competitive landscape in China’s telecommunications industry and intensifying mobile substitution. Although our traditional fixed-line business declined, our strategic transformation showed satisfactory results, our high-growth businesses maintained rapid growth and the ratio of free cash flow over total revenue improved.

I.        Financial Performance

In the first half of 2007, revenue from continuing operations reached RMB41,508 million, which included upfront connection fees of RMB855 million. Excluding upfront connection fees, revenue from continuing operations amounted to RMB40,653 million, an increase of 0.43% compared with the same period last year (unless otherwise specified, all figures are net of the effect of upfront connection fees and our discontinued operations). EBITDA was RMB21,907 million and EBITDA margin was 53.9%. Consolidated net profit was RMB5,858 million, which included RMB624 million from discontinued operations. As a result of mobile substitution, revenue growth slowed down in the first half of 2007. However, our high-growth businesses continued to develop strongly. With the rapid development of new businesses such as ICT and broadband content and applications, revenue from high-growth businesses reached RMB13,029 million in the first half of 2007, an increase of 39.4% compared with the same period last year, highlighting their potential to strongly contribute to future growth.

In the first half of 2007, the Company continued to optimize its budget and CAPEX management processes. We further strengthened our control over CAPEX and increased the utilization efficiency of resources, while at the same time ensuring sufficient investments in high-growth businesses. By the end of the first half of 2007, the Company’s CAPEX totaled RMB8,454 million, a decrease of 16.2% compared with the same period last year. As a result of the decrease in CAPEX, our free cash flow continued to grow, reaching RMB8,126 million, an increase of 13.3% compared to the same period last year.

II.        Business Performance

Traditional Fixed-line Business

In 2007, the Company’s development strategy for the traditional fixed-line business is to retain subscribers, stimulate voice traffic, increase ARPU and eventually stabilize its traditional fixed-line business by implementing bundled services such as “Family 1+”. In April 2007, the Company completed the upgrading of its local network to embrace intelligent functions and the upgrading of its supporting systems in all service regions, and began to promote “Family 1+” bundled service on a large scale. By the end of the first half of 2007, the number of “Family 1+” subscribers reached 4,444 thousand.

The “Family 1+” bundled services mitigated the decline in the number of local telephone subscribers to a certain extent. In the first half of 2007, the Company was able to restore growth in the number of local telephone subscribers. The total number of subscribers reached 115,077 thousand, representing a net increase of 1,105 thousand from the end of 2006. The full-scale implementation of “Family 1+” bundled services also effectively stimulated the growth of our broadband subscriber base and increased usage of value-added services and broadband content and applications, thereby significantly increasing the value of our existing subscriber base.

As a result of continuous mobile substitution and the adjustments of the tariff policies adopted by mobile operators in China, in the first half of 2007, the local voice traffic of the Company dropped by 7.4% compared with the same period last year. In the second half of the year, we will undertake further market segmentation and review resource allocation and tariff model, as well as fully leverage our advantages in network resources with a view to mitigating the decline in local voice traffic.

High-growth Businesses

In 2007, the Company’s development strategies for high-growth businesses are: to further increase the broadband subscriber base, to generate revenues from content and applications as well as broadband access and develop the “PC+TV” multi-terminal model; to strengthen marketing for value-added services for its fixed-line subscribers and the bundling of value-added services with basic voice service; to consolidate internal resources in order to accelerate growth in the ICT business. In the first half of 2007, as a result of sound strategic implementation, our high-growth businesses experienced sustained rapid growth. Revenue from high-growth businesses accounted for 32.0% of the Company’s total revenue, up by 8.9 percentage points over the same period last year.

By the end of the first half of 2007, we had a total number of 17,123 thousand broadband subscribers, representing an increase of 32.0% over the same period last year and a net increase of 2,694 thousand compared with the end of 2006. Revenue attributable to broadband and Internet-related services increased by 33.8% over the same period last year, reaching RMB6,632 million. The ARPU of broadband services was RMB67.4, an increase of 3.4% over the same period last year.

On May 17, 2007, the Company started the trials of “CNC MAX” Navigator, aiming to provide broadband subscribers with diversified broadband content and application services with both national and local features, in the provincial capitals and Olympic cities within its service regions. “CNC MAX” Navigator was fully extended to all the service regions of the Company on August 8, 2007. In the second half of the year, with the continuous promotion of “CNC MAX” Navigator and the enrichment of the broadband content and application services offered by the Company solely or developed with partners, we expect that the penetration of broadband content and application services will be further enhanced.

In the first half of 2007, the Company increased its efforts to promote value-added services to its fixed-line subscribers and strengthen the development of “Phone Navigation” services, and launched such services as public service hotlines, call centers and product authentification service. By the end of June 2007, the number of “Personalized Ring” subscribers increased from 10,365 thousand at the same period last year to 23,911 thousand, an increase of 130.7%; the number of “Phone Navigation” subscribers reached 196 thousand. Revenue attributable to value-added services for the first half of 2007 reached RMB3,129 million, an increase of 24.2% over the same period last year.

During the first half of 2007, the Company set its long-term goal at becoming the “leading ICT services provider in China” by capitalizing on its strengths in network service, resources integration and customer relationship maintenance. Based on the size of different ICT niche markets, the Company’s capabilities to meet the needs of these niche customers, and its ability to bundle and support core telecommunication businesses, the Company decided to focus on such key customer segments as governmental authorities, securities houses and educational and medical institutions, providing subscribers with long-term leases and services which the Company has competitive edges such as platform lease, network maintenance and IT outsourcing and hosting. In the first half of 2007, the Company entered into a number of important ICT contracts, including the National Electronic Administration Network, an online inspection and monitoring platform for national educational examinations at provincial level, and digital urban management system. For the first half of 2007, revenue attributable to the ICT business was RMB1,438 million, accounting for 3.5% of the Company’s total revenue.

III.           Operation Management

The Company has been building a world-class operation and management system to improve operational efficiency. Centralized management has been applied to budget management, human resources, procurement, information system, network operation maintenance and network construction to centralize resource allocation. In the first half of 2007, the Company set up a market-oriented and budget-based resource allocation system, shifting less cost-effective resources from traditional segments to broadband and ICT services.

The Company continued its stringent control of CAPEX to improve resource utilization efficiency. In the first half of 2007, the Company formulated a CAPEX enhancement plan, which optimized the pre-project evaluation of fixed assets investments and investment decision-making processes. Integrated analysis and comprehensive scientific evaluation improve decision-making, enhancing resource utilization efficiency.

On May 31, 2007, the Company completed the testing of its internal control over financial reporting as at December 31, 2006. The company became the first PRC telecommunications operator to be in compliance with Section 404 of the Sarbanes-Oxley Act. Over the past three years, the Company has built an internal control system which is based on comprehensive risk management and is in line with domestic and foreign regulatory and legal requirements.

IV.           Prospects

In the second half of the year, the Company will intensify its efforts to retain growth in its traditional businesses while promoting development in high-growth businesses such as broadband, value-added services and ICT services. At the same time, the Company will shift its business model from product-oriented to customer-oriented and focus on the following aspects:

●
optimizing the bundling components and pricing of “Family 1+” service, attempting to reform and adjust the tariff model for voice services, and slowing down the decline in voice traffic while achieving moderate growth in the number of local telephone subscribers;

●
increasing broadband subscribers and the penetration of broadband content and applications through the bundling of services, promoting “CNC MAX” Navigator to deliver more personalized and more diversified broadband content and applications through self-operated and co-operative means to customers’ desktops, and promoting further growth in broadband access, content and applications;

●	promoting and marketing Olympics-related products fully so as to lay a sound foundation for rapid growth in the broadband and ICT businesses in 2008;

●
adjusting organizational structures and marketing and management models to accelerate the Company’s transformation, shifting from a product-oriented business model to a customer-oriented business model to allow the Company to better respond to market changes and improve its competitiveness; increasing analysis of the Company’s existing resources and product profitability to better allocate resources and price its products; and further optimizing budgeting and investment management processes to improve resource utilization efficiency.

The Company is expecting more opportunities and challenges in 2007. However, it is my belief that through the joint efforts of the Board of Directors, the management and all of our staff, we will be able to deliver satisfactory results for our shareholders.

ZUO Xunsheng
Chief Executive Officer

Hong Kong, August 22, 2007

GROUP RESULTS

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2007.

UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30 2007

		Six months ended June 30
	Note	2007	2006
		RMB million Unaudited	RMB million Unaudited Restated Note 2

Continuing operations:
Revenues	4	41,508	41,808

Operating expenses
Depreciation and amortisation		(12,616)	(12,282)
Networks, operations and support		(6,642)	(5,640)
Staff costs		(5,722)	(5,764)
Selling, general and administrative		(4,854)	(5,751)
Other operating expenses		(1,528)	(670)

Total operating expenses		(31,362)	(30,107)

Interest income		66	50

Profit from operations		10,212	11,751
Finance costs		(1,770)	(1,886)

Profit before taxation		8,442	9,865
Taxation	6	(2,353)	(2,671)

Profit for the period from continuing operations		6,089	7,194

		Six months ended June 30
	Note	2007	2006
		RMB million Unaudited	RMB million Unaudited Restated Note 2

Discontinued operations:
Profit/(loss) for the period from discontinued operations	11	624	(100)

Profit for the period attributable to shareholders of the Company		6,713	7,094

Earnings per share for profit from continuing operations attributable to shareholders of the Company for the period	8
- Basic earnings per share		RMB 0.92	RMB 1.09
- Diluted earnings per share		RMB 0.90	RMB 1.08

Earnings/(loss) per share for profit/(loss) from discontinued operations attributable to shareholders of the Company for the period	8
- Basic earnings/(loss) per share		RMB 0.09	RMB (0.02)
- Diluted earnings/(loss) per share		RMB 0.09	RMB (0.02)

Earnings per share for profit attributable to shareholders of the Company for the period	8
- Basic earnings per share		RMB 1.01	RMB 1.07
- Diluted earnings per share		RMB 0.99	RMB 1.06

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
AS AT JUNE 30 2007

	Note	As at June 30 2007	As at December 31 2006
		RMB million Unaudited	RMB million Audited

Assets

Current assets
Cash and bank deposits		4,524	7,571
Accounts receivable	9	8,425	8,283
Inventories and consumables		304	416
Prepayments, other receivables and other current assets		990	1,437
Due from holding companies and fellow subsidiaries		242	352

Total current assets		14,485	18,059

Non-current assets
Fixed assets		156,026	168,044
Construction in progress		6,645	6,355
Lease prepayments		2,540	2,364
Intangible assets		1,492	1,588
Deferred tax assets		2,849	3,459
Other non-current assets		3,574	3,966

Total non-current assets		173,126	185,776

Total assets		187,611	203,835

	Note	As at June 30 2007	As at December 31 2006
		RMB million Unaudited	RMB million Audited
Liabilities and equity

Current liabilities
Accounts payable	10	16,788	17,654
Accruals and other payables		3,996	3,056
Short-term commercial paper		19,973	9,811
Short-term bank loans		13,593	30,980
Current portion of long-term bank and other loans		4,637	7,304
Due to holding companies and fellow subsidiaries		6,523	7,519
Current portion of deferred revenues		6,981	7,733
Current portion of provisions		3,400	3,736
Taxation payable		2,776	3,009

Total current liabilities		78,667	90,802

Net current liabilities		64,182	72,743

Total assets less current liabilities		108,944	113,033

Non-current liabilities
Long-term bank and other loans		17,031	23,219
Corporate bonds		2,000	—
Due to holding companies and fellow subsidiaries		4,900	5,880
Deferred revenues		5,243	6,198
Provisions		2,253	2,586
Deferred tax liabilities		884	1,156
Other non-current liabilities		15	16

Total non-current liabilities		32,326	39,055

Total liabilities		110,993	129,857

Financed by:
Share capital		2,201	2,199
Reserves		74,417	71,779

Shareholders’ equity		76,618	73,978

Total liabilities and equity		187,611	203,835

Notes to the Unaudited Interim Financial Statements

1        The group and its principal activities

Background of the group

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“PRC”) as a limited liability company under the Hong Kong Companies Ordinance, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs were listed on New York Stock Exchange Inc. on November 16, 2004.

On January 15, 2007, the wholly own subsidiary of the Company, China Netcom (Group) Corporation Limited (“CNC China”) entered into an assets transfer agreement with it’s ultimate holding Company, China Network Communications Group Corporation (the “China Netcom Group”), Pursuant to the agreement, CNC China agreed to dispose of its assets, liabilities and business in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches (“Guangdong and Shanghai branches”) in the PRC for consideration of RMB3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from the Ministry of Information Industry (“MII”).

After the disposal of the Guangdong and Shanghai branches, the Group is the dominant provider of fixed line telephone services, broadband, other internet-related services, and business and data communications services in ten northern provinces, municipalities and autonomous region, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province.

Currently, the Group’s principal services consist of:

●	Fixed line telephone services (including the personal handy phone system (PHS) services), comprising:

(a)	Local, domestic long distance and international long distance services;

(b)	Value-added services, including caller identity, telephone information services; and

(c)	Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the ten service regions;

●	Broadband services and other internet-related services;

●	Business and data communications services, including integrated regional data and voice communications services;

●
Information Communications Technology Services, including system integration, software development, maintenance services, consultancy services, product sales and agency services, and equipment leasing services.

2        Basis of presentation

These unaudited consolidated condensed financial statements (the “interim financial statements”) have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The interim financial statements include the financial information of the Company and its subsidiaries (collectively referred to as the “Group”) and have been prepared in accordance with the same accounting policies adopted in the 2006 financial statements and the new accounting policies as set out in Note 3 below. These interim financial statements should be read in conjunction with the Group’s 2006 financial statements.

A significant percentage of the Group’s funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group’s short term borrowings have been rolled over upon maturity. In addition, on July 20, 2006 and April 30, 2007, the Group has issued commercial paper to raise additional funding totalling RMB 20 billion. On June 8, 2007, the Group has issued Corporate bonds to raise additional funding of RMB 2 billion. Based on the Group’s history of obtaining financing, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

On June 2, 2006, the Group entered into an agreement with third party buyers to dispose of the entire interests in Asia Netcom Corporation Limited (the “ANC Group”) and the disposal was completed on August 22, 2006. On January 15, 2007, CNC China entered into an assets transfer agreement with China Netcom Group to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong and Shanghai branches in the PRC and the disposal was completed on February 28, 2007. In accordance with Hong Kong Financial Reporting Standard (“HKFRS”) 5 “Non-current assets held for sales and discontinued operations” issued by the HKICPA, the results and cash flows of the operations of the ANC Group and Guangdong and Shanghai branches have been presented as discontinued operations. The first half year of 2006 comparative figures in the income statement and statement of cash flows were restated accordingly.

3        Changes in accounting policies

In 2007, the Group adopted the new and revised HKFRSs as listed below, which are relevant to its operations.

●	HKFRS 7 - Financial Instruments : Disclosures

●	HKAS 1 (Amendment) - Presentation of Financial Statements: Capital Disclosure

●	HK(IFRIC) - Int 8 - Scope of HKFRS 2

●	HK(IFRIC) - Int 10 - Interim Reporting and Impairment

The adoption of these new and revised HKFRSs by the Company did not have any significant impact on its results of operations and financial position.

4        Revenues

Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes of RMB 1,161 million (For the six months ended June 30, 2006: RMB 1,191 million) and government levies. The Group’s revenues by business nature can be summarized as follows:

	Six months ended June 30
	2007	2006
	RMB million Unaudited	RMB million Unaudited Restated Note 2

Revenues
Local usage fees	10,281	11,356
Monthly telephone services	6,697	8,631
Upfront installation fees	653	691
DLD usage fees	4,471	4,764
ILD usage fees	411	414
Value-added services	3,129	2,519
Interconnection fees	4,203	3,949
Upfront connection fees	855	1,330
Broadband services	6,383	4,696
Other internet-related services	249	261
Managed data services	641	736
Leased line income	1,189	1,137
Information communication technologies services	1,438	—
Other services	908	1,324

Total	41,508	41,808

5        Segmental reporting

Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that are subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group’s assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

6        Taxation

	Six months ended June 30
	2007	2006
	RMB million Unaudited	RMB million Unaudited Restated Note 2

PRC enterprise income tax (“EIT”)	2,587	3,035
Overseas profit tax	11	1
Deferred taxation-Continuing operations	(194)	(365)
Deferred taxation- Change in statutory taxation rate	(51)	—

Taxation charges	2,353	2,671

The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

On March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law of the People’s Republic of China (the “New EIT Law”). This New EIT Law reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from January 1, 2008. As a result of the new EIT Law, as at March 16, 2007, the carrying value of deferred tax assets has been written down by RMB 775 million, with RMB 111 million recognised in income statement and RMB 664 million recognised in equity. The carrying value of deferred tax liabilities has been written down by RMB 273 million, with RMB 162 million recognised in income statement and RMB 111 million recognised in equity. The change in deferred taxation recognised in current income statement or equity as a result of the New EIT Law corresponding to the related items previously recognised in income statement or equity.

The New EIT Law will provide further detailed measures and regulations on the determination of taxable profit. Detail of tax incentives and grandfathering provisions will be issued by the State Council in due course. As and when the State Council announces the additional details in respect of the above taxable profit, the Company will further assess the financial impact, if any, and this change in accounting estimate will be accounted for prospectively.

7        Profit distributions

	Six months ended June 30
	2007(Note(i))		2006
	HK$ million Unaudited	RMB million Unaudited	HK$ million Unaudited	RMB million Unaudited

Dividend distributed during the period	3,678	3,600	3,073	3,196

Note:

(i)
Pursuant to the shareholder’s approval at the Annual General Meeting held on May 22, 2007, a final dividend of HK$0.553 per share totaling RMB 3,600 million in respect of the year ended December 31, 2006 was declared and was paid on June 12, 2007, which has been reflected as a reduction of retained earnings for the six months ended June 30, 2007.

(ii)	No interim dividend has been proposed by the directors for the period ended June 30, 2007. The payment of any future dividends will be determined by the Board of Directors.

(iii)	Appropriation to statutory reserve

According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognised in the retained earnings should be transferred from retained earnings to a statutory reserve. At June 30, 2007, the Company has made an aggregated appropriation of RMB 10,044 million to the statutory reserve (At June 30, 2006: RMB 8,113 million). For the six months ended June 30, 2007, the Company made an appropriation of RMB855 million (For the six months ended June 30, 2006: RMB1,330 million).

8        Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period.

The following table sets forth the computation of basic and diluted net earnings/ (loss) per share:

	Six months ended June 30
	2007	2006
	(in RMB million, except share and per share data)
	Unaudited	Unaudited Restated Note 2

Numerator:
Profit/(loss) for the period
- Continuing operations	6,089	7,194
- Discontinued operations	624	(100)

	6,713	7,094

Denominator:
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings/(loss) per share	6,651,863,638	6,596,123,569
Diluted equivalent shares arising from share options	79,595,001	50,441,318

Shares used in computing diluted earnings/(loss) per share	6,731,458,639	6,646,564,887

Basic earnings/(loss) per share (RMB)

- Continuing operations	0.92	1.09

- Discontinued operations	0.09	(0.02)

- Profit for the period	1.01	1.07

Diluted earnings/(loss) per share (RMB)

- Continuing operations	0.90	1.08

- Discontinued operations	0.09	(0.02)

- Profit for the period	0.99	1.06

9        Accounts receivable

Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

The ageing analysis of accounts receivable based on the billing date is as follows:

	As at June 30	As at December 31
	2007	2006
	RMB million Unaudited	RMB million Audited

0-30 days	5,455	5,744
31-90 days	1,743	1,557
Over 90 days	2,740	2,326

Total	9,938	9,627

Less: Allowance for doubtful debts	(1,513)	(1,344)

Net carrying amounts	8,425	8,283

The carrying value of accounts receivable approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 6.57% (December 31, 2006: 6.12%).

Included in the accounts receivable are amounts due from other state-controlled telecommunication operators amounting to RMB 1,044 million (December 31, 2006: RMB 1,079 million).

10        Accounts payable

	As at June 30	As at December 31
	2007	2006
	RMB million Unaudited	RMB million Audited

0-30 days	4,085	5,762
31-60 days	1,784	2,236
61-90 days	1,690	1,449
91-180 days	3,236	2,989
Over 180 days	5,993	5,218

Total	16,788	17,654

Included in accounts payable were amounts due to other state-controlled telecommunications operators amounting to RMB 25 million (December 31, 2006: RMB 97 million).

11        Discontinued operations

(i)
The disposal of Guangdong and Shanghai branches (Note1) was completed on February 28, 2007. The results and cash flows of the Guangdong and Shanghai branches of the Group for the period ended June 30, 2007 and 2006 are presented as discontinued operations.

(ii)
On June 2, 2006, the Group entered into an agreement to dispose of its entire interest in the ANC Group. The transaction was completed on August 22, 2006. The results and cash flows of the ANC Group are presented as discontinued operations for the six months ended June 30, 2006.

(iii)	The condensed income statements related to the discontinued operations are as follows:

	Disposal of Guangdong & Shanghai branches (i)		Disposal of ANC Group (ii)		Total
	For the period from January 1 2007 to February 28 2007	For the Six months ended June 30 2006	For the six months ended June 30 2007	For the six months ended June 30 2006	For the six months ended June 30 2007	For the six months ended June 30 2006
	RMB million Unaudited	RMB million Unaudited	RMB million Unaudited	RMB million Unaudited	RMB million Unaudited	RMB million Unaudited

Discontinued operations:
Revenues	615	1,477	—	726	615	2,203
Expenses	(618)	(1,549)	—	(776)	(618)	(2,325)

Loss before taxation of discontinued operations	(3)	(72)	—	(50)	(3)	(122)

Taxation	1	23	—	(1)	1	22

Loss for the period of discontinued operations	(2)	(49)	—	(51)	(2)	(100)
Gain on disposal of discontinued operations	927	—	—	—	927	—

Taxation	(301)	—	—	—	(301)	—

Profit from disposal of discontinued operation	626	—	—	—	626	—

Profit/(Loss) for the period from discontinued operations	624	(49)	—	(51)	624	(100)

INTERIM DIVIDEND

The board of directors of the Company have resolved that no interim dividend be paid for the six months ended June 30, 2007.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial statements for the six months ended June 30, 2007.

COMPLIANCE WITH THE CODE PROVISIONS SET OUT IN THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the six months ended June 30, 2007.

Under the amended Section 303A of the New York Stock Exchange Listed Company Manual, foreign issuers (including the Company) listed on the New York Stock Exchange, Inc. (the “NYSE”) are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/english/inv/ Corporate_Governance_Differences.htm.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from January 1, 2007 to June 30, 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended June 30, 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2007 Interim Report will be dispatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited’s website at http://www.hkex.com.hk as well as the Company’s website at http://www.irasia.com/listco/hk/chinanetcom/.

The 2007 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended June 30, 2007 but is extracted from the consolidated condensed financial statements for the six months ended June 30, 2007 to be included in the 2007 Interim Report.

FORWARD-LOOKING STATEMENTS

This announcement includes ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Save for statements of historical facts, all statements in this announcement that address activities, events or developments which the Company expects or anticipates will or may occur in the future are hereby identified as forward looking statements for the purpose of the safe harbour provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expression are also intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. José María Álvarez-Pallete and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.